UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ______.

Commission file number 001-10533

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom

U.S. BORAX INC.
401(k) PLAN FOR HOURLY EMPLOYEES

Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007
and for the Year Ended December 31, 2008

Together with Report of Independent Registered Public
Accounting Firm

U.S. BORAX INC.
401(k) PLAN FOR HOURLY EMPLOYEES
Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Assets Available for Benefits as of
December 31, 2008 and 2007	3

Statement of Changes in Assets Available for Benefits
for the year ended December 31, 2008	4

Notes to Financial Statements	5 – 17

Schedule H, Part IV, Line 4i –
Schedule of Assets (Held at End of Year)	18 – 19

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the U.S. Borax Inc. 401(k) Plan for Hourly Employees.

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
U.S. Borax Inc. 401(k) Plan for Hourly Employees

We have audited the accompanying statements of assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the U.S. Borax Inc. 401(k) Plan for Hourly Employees as of December 31, 2008 and 2007, and the changes in assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah
June 26, 2009

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Statements of Assets Available for Benefits

December 31,

	2008	2007
Assets

Investments (at fair value)	$32,432,468	$43,276,888

Total assets	32,432,468	43,276,888

Assets available for benefits (at fair value)	32,432,468	43,276,888

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,422,884	160,708

Assets available for benefits	$33,855,352	$43,437,596

See accompanying notes to financial statements.	3

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2008

Contributions:
Employee	$2,394,159
Employer	356,683

Total contributions	2,750,842

Investment income (loss):
Net depreciation in fair value of investments	(11,459,890)
Interest and dividends	1,586,263

Total investment loss, net	(9,873,627)

Deductions from assets attributed to:
Transfers to the Rio Tinto America Inc. Savings Plan	534,580
Benefits paid to participants	1,924,826
Administrative expenses	53

Total deductions	2,459,459

Decrease in assets available for benefits	(9,582,244)

Assets available for benefits:
Beginning of year	43,437,596

End of year	$33,855,352

See accompanying notes to financial statements.	4

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements

1. Description of the Plan
The following brief description of the U.S. Borax Inc. 401(k) Plan for Hourly Employees (the Plan) is provided for general information purposes only.  Participants should refer to the plan document and summary plan description for more complete information.

General
The Plan is a defined contribution plan covering full-time hourly employees who are represented by or included in a collective bargaining unit of U.S. Borax Inc. and its affiliates (collectively, the “Company” or the “Employer”), as defined in the plan document.  U.S. Borax Inc. is an indirect, wholly-owned subsidiary of Rio Tinto America Inc., which is an indirect, wholly-owned subsidiary of Rio Tinto plc (the Parent).  The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligible employees who are represented by Local 30-International Longshoremen’s and Warehousemen’s Union (Boron hourly employees) can participate in the Plan immediately after completing sixty days of continuous service.

Eligible employees who are represented by Local 20A-International Longshoremen’s and Warehousemen’s Union (Wilmington hourly employees) can participate in the Plan immediately upon employment.

Contributions
Each year participants may elect under a salary reduction agreement to contribute to the Plan. Contributions are limited by the IRC, which established a maximum contribution of $15,500 for the year ended December 31, 2008.  Participant contributions are recorded in the period during which the amounts are withheld from participant earnings.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Boron hourly employees can contribute an amount not less than 1% and not more than 30% of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 30% of their eligible compensation.  Total before-tax and after-tax contributions cannot exceed 30% of each participant’s eligible compensation.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

1. Description of the Plan Continued
Contributions – Continued
The Company matches the Boron participants’ contributions to the Plan at 30%, up to the first 5% of their eligible compensation.  Matching contributions are recorded on the date the related participant contributions are withheld.

Wilmington hourly employees can contribute an amount not less than 1% and not more than 15% of their eligible compensation on a before-tax basis through payroll deductions. Participants may also elect to make an after-tax contribution not less than 1% and not more than 15% of their eligible compensation.  Total before-tax and after-tax contributions cannot exceed 15% of each participant’s eligible compensation.

The Company matches the Wilmington participants’ contributions to the Plan at 35%, up to the first 5% of their eligible compensation.   Matching contributions are recorded on the date the related participant contributions are withheld.

Participant Accounts
Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of the Plan’s earnings, and is charged with withdrawals and an allocation of the Plan’s losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-Directed Options for Investments
Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan.  Investment options include mutual funds, a common/collective trust, common stock of the Parent in the form of American Depositary Receipts (ADRs), and a stable value fund consisting of a money market fund, a common/collective trust and synthetic guaranteed investment contracts.

Vesting Participants are immediately vested in their contributions and Company matching contributions plus actual earnings thereon.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

1. Description of the Plan Continued
Payment of Benefits
On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants’ vested interests in their accounts.  Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

Transfers
Along with the Plan, the Company employees also participate in another 401(k) plan that covers employees not represented by a collective bargaining unit (union). If employees are changed from union to non-union status during the year, their account balances are transferred from this Plan to the non-union plan. For the year ended December 31, 2008, transfers to the Rio Tinto America Inc. Savings Plan totaled $534,580.

2. Summary of Significant Accounting Policies	Basis of Presentation The financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Financial Accounting Standards Board Staff Position
As described in Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the assets available for benefits of a defined-contribution plan attributable to fully

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued
Financial Accounting Standards Board Staff Position - Continued
benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Assets Available for Benefits is prepared on a contract value basis.

Risks and Uncertainties
The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

During 2008 and as of the date of the accompanying independent auditors’ report, the world’s economic and financial markets have experienced significant instability and illiquidity.  These developments have impacted the fair values of many of the Plan’s investments.

Investment Valuation and Income Recognition
The Plan’s investments in mutual funds are valued at quoted market prices, which represent the net asset value of units held by the Plan at year end.  Plan investments in common stock are stated at fair value based on quoted market prices.  The Plan’s interest in the Dwight Stable Value Fund is valued based upon the market value of the underlying securities at quoted market value or quoted share prices.  Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

2. Summary of Significant Accounting Policies Continued
Investment Valuation and Income Recognition - Continued
The net depreciation in the fair value of investments, which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments, is shown in the statement of changes in assets available for benefits of the Plan, and totaled ($11,459,890) for the year ended December 31, 2008.

Payments of Benefits Benefit payments are recorded when paid by the Plan.

Administrative Expenses
The Company pays the majority of costs and expenses incurred in administering the Plan.  The Company provides accounting and other services for the Plan at no cost to the Plan.

The Plan has several fund managers that manage the investments held by the Plan.  Fees for investment fund management services are included as a reduction of the return earned on each fund.  In addition, during the year ended December 31, 2008, the Company paid all investment consulting fees related to these investment funds.

Transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

Participant Loans
Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less.  Each loan is secured by the balance in the participant’s account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrator.  Loans originated during the year ended December 31, 2008 have interest rates set at prime plus one percent, and are reset quarterly.

3. Fully Benefit Responsive Investment Contracts	The Plan’s investments include the Dwight Stable Value Fund. The Dwight Stable Value Fund is invested in the following: ● A money market fund (TBC Pooled Employee Daily Liquidity Fund);

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3. Fully Benefit Responsive Investment Contracts Continued	● A fully benefit-responsive common/collective trust (the SEI Stable Asset Fund); and ● Fully benefit-responsive synthetic guaranteed investment contracts (GICs) as follows:

a.  Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 4.24%;
b.  Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 4.24%;
c.  Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 4.18%;
d.  Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 4.18%
e.  Synthetic GIC, Dwight Intermediate Core Plus Fund, no specified maturity date, 4.24%; and
f.   Synthetic GIC, Dwight Intermediate Core Plus Fund, no specified maturity date, 4.18%.

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, issued by a third party, which are secured by underlying assets.  The Plan’s wrap contracts have credit ratings ranging from AA+ to AAA.  The assets underlying the wrap contracts include diversified bond portfolios.  These bond portfolios include investments in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans.  The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuing third-party, as defined in the contract agreement, but cannot be less than zero. The contract or crediting interest rates for the GICs are typically reset quarterly and are based on capital market developments, the performance of the assets backing the contract, and the expected and actual contributions and withdrawals of all of the plans participating in the contract.  These contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets  of  the  fund.  Realized and unrealized gains and losses are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Additional inputs used to determine the crediting interest rates include each contract’s portfolio market value, current yield-to-date maturity, duration, and market value relative to contract value.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3. Fully Benefit Responsive Investment Contracts Continued
The fair value of the investment contracts relative to the contract value are reflected in the statements of assets available for benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contracts” (adjustment). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. A positive adjustment is reflected in the Plan’s statements of assets available for benefits as of December 31, 2008 and 2007 in the amounts of $1,422,884 and $160,708, respectively.

These wrap contracts provide benefit withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).   There are no reserves against contract value for credit risk of the contract issuer or otherwise.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts.  Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) bankruptcy of the Company or other Company events (for example, divestiture or spin-off of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, as amended.  The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.  The contracts provide that withdrawals associated with certain events which are not in the ordinary course of fund operations, and are determined by the issuer to have a material adverse effect on the issuer’s financial interest, may be paid at other than contract value.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

3. Fully Benefit Responsive Investment Contracts Continued
Absent the events described in the preceding paragraph, the synthetic guaranteed investment contracts do not permit the issuers to terminate the agreements prior to the scheduled maturity dates.

Average duration for all investment contracts was 2.36 and 2.92  years at December 31, 2008 and 2007, respectively.  Average yield data for all fully benefit-responsive investment contracts for the years ended December 31, 2008 and 2007 was as follows:

Average Yields	2008	2007

Based on actual earnings	4.50%	5.68%
Based on interest rate credited to participants	3.59%	4.82%

4. Related Party Transactions
Certain Plan investments are managed by Putnam Investments, the Plan trustee, therefore, these transactions are exempt party-in-interest transactions. Transaction fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company.  As of December 31, 2008 and 2007, the Plan held 13,402 and 11,351 shares, respectively, of common stock of Rio Tinto plc. During the year ended December 31, 2008, the Plan recorded dividend income of $66,145 related to this stock.

As of December 31, 2008 and 2007, the Plan held loans from participants totaling $2,709,715 and $2,704,260, respectively.  Loans to participants, at cost, which approximates fair value, are at interest rates ranging from 5.00% to 9.50% and maturities ranging from 2009 to 2021.

5. Global Securities Lending Program
The Plan participates in the State Street Bank and Trust Company S&P 500 Flagship Securities Lending Series C Fund (the Fund), a common/collective trust.  The Fund invests in certain collective investment funds that participate in the State Street Global Securities Lending Program (Lending Funds).  Under the State Street Global Securities Lending Program, securities held by Lending Funds are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the Borrowers).

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

5. Global Securities Lending Program Continued
The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the fair value of the loaned securities.  The Borrowers are required to maintain the collateral at not less than 100% of the fair value of the loaned securities.  Cash collateral provided by the Borrowers may be invested in State Street Bank and Trust Company Collateral Funds (Cash Collateral Funds).  The Lending Funds invested cash provided by the Borrowers into the State Street Bank and Trust Company Quality Trust for SSgA Funds.

Risks and Indemnification
State Street Bank, as lending agent, indemnifies Lending Funds for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan.  Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.

Withdrawal Safeguards
From time to time, the Trustee of the Lending Funds may exercise its rights in order to protect all participants in the State Street Bank securities lending funds.  In an effort to better ensure safety of principal and better maintain adequate liquidity, as well as achieve favorable returns for all securities lending program participants, State Street Bank has temporarily implemented withdrawal safeguards on full or partial redemptions from certain securities lending funds.

The objective of these withdrawal safeguards is to protect the interest of all participants, while providing the maximum level of liquidity that can be prudently made available to all participants.  These withdrawal safeguards permit redemptions resulting from ordinary course activity, subject to certain thresholds.  Ordinary course activity also may include periodic participant rebalancing of their investment portfolio between Lending Funds and other State Street Bank collective investment funds.  Requests for redemptions above these withdrawal safeguards may result in proceeds consisting of cash, units of other State Street Bank collective investment funds, units of Cash Collateral Funds that will be converted into units of a liquidating trust, or a combination thereof.  The Trustee continues to monitor market conditions and evaluates the need for withdrawal safeguards, as appropriate.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

5. Global Securities Lending Program Continued
Investment in Cash Collateral Fund Valuation
Management of the Lending Funds regularly reviews the performance of the Cash Collateral Funds and the variation between their per unit fair values and $1.00.  The Cash Collateral Funds primarily utilize quotations from independent pricing services, quotations from bond dealers and information with respect to bond and note transactions (“pricing service information”) to determine the fair value of its investments.  Such pricing service information may also consist of quotations derived from valuation models or matrix pricing.  As of December 31, 2008, the per unit fair value was $0.93 for the State Street Bank and Trust Company Quality Trust for SSgA Funds.

For the purposes of determining transaction price for issuances and redemptions of Lending Fund units, management of the Lending Funds also evaluates additional inputs to the fair value of the Lending Funds’ investments in the Cash Collateral Funds, including among other things current market conditions, credit quality, liquidity of the Cash Collateral Funds and the assessed probability of incurring a realized loss on Cash Collateral Fund Assets.  Additionally, management of the Lending Funds evaluates the qualitative aspects of the State Street Global Securities Lending Program, including the historical performance of State Street Bank as lending agent, the Cash Collateral Funds’ investment strategy and past performance, and the expected continuing transactions price of the Cash Collateral Funds at $1.00 per unit.

Accordingly, for purposes of calculating the transaction price of the Lending Funds, management of the Lending Funds has valued its investments in Cash Collateral Funds at their per unit transaction price of $1.00.  Management of the Lending Funds will continue to review the Lending Funds participation in the State Street Global Securities Lending Program, including the appropriateness of the fair value of the Lending Funds’ investments in the Cash Collateral Funds at $1.00 per unit for transaction purposes or, alternatively, at a lower per unit fair value.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

6. Investments	The Plan’s investments, stated at fair value, that represent five percent or more of the Plan’s assets available for benefits as of December 31, 2008 and 2007 are as follows:

	2008	2007

Assets of the Dwight Stable Value Fund:
TBC Pooled Employee Daily Liquidity Fund	$1,650,587	$66,119
SEI Stable Asset Fund	6,949,170	7,047,256
Monumental Life Insurance Company Synthetic GICs	4,461,825	4,623,003
State Street Bank & Trust Synthetic GICs	4,304,594	4,460,719

Total Dwight Stable Value Assets	$17,366,176	$16,197,097

Participant Loans	2,709,715	2,726,590
Dodge and Cox Stock Fund	2,575,527	4,935,589
Harbor Capital Appreciation	2,065,159	3,565,154
Artisan Mid Cap Fund	-	2,977,966
Rio Tinto plc ADRs	-	4,766,255

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual Funds	$(6,857,187)
Common Stock	(3,841,552)
Common/collective trusts	(761,151)

Net depreciation	$(11,459,890)

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

6. Investments Continued
SFAS No. 157 also establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets of liabilities.

Level 2: Unobservable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3: Inputs are unobservable inputs for the asset that are supported by little or no market activity and that are significant to the fair value of the underlying asset.

The following table summarizes the Plan’s financial instruments measured at fair value on a recurring basis in accordance with SFAS No. 157 as of December 31, 2008:

Description	Level 1	Level 2	Level 3	Total

Money market fund	$1,652,597	$-	$-	$1,652,597
Common collective trusts	6,279,325	1,742,672	107,203	8,129,200
Mutual funds	9,982,922	-	-	9,982,922
Synthetic guaranteed investment contracts	716,698	7,529,635	520,086	8,766,419
Common stock	1,191,615	-	-	1,191,615
Participant loans	-	-	2,709,715	2,709,715
	$19,823,157	$9,272,307	$3,337,004	$32,432,468

The following is a reconciliation of the investments in which significant unobservable inputs (Level 3) were used in determining fair value:

Common Collective Trusts and Synthetic Guaranteed Investment Contracts

Beginning	Net realized	Net	Net transfers	Ending
balance as of	gain/(loss)	purchases/	in and/or out	balance as of
January 1, 2008	and depreciation	sales	of Level 3	December 31, 2008
$1,179,644	$(155,287)	$(308,369)	$(88,699)	$627,289

Participant Loans
Amount
Beginning balance January 1, 2008	$2,726,590
Issuances	1,349,688
Repayments and settlements	(1,366,563)
Ending Balance, December 31, 2008	$2,709,715

No adjustments were required to be made to the financial statements as a result of adopting SFAS No. 157.
7. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Notes to Financial Statements
Continued

8. Income Tax Status
The Internal Revenue Service has determined and informed the Company by a letter dated August 27, 2003, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9. Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of assets available for benefits from the financial statements to the Form 5500 as of December 31:
	2008	2007
Assets available for benefits as presented in the financial statements	$33,855,352	$43,437,596
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,422,884)	(160,708)

Assets available for benefits as presented in Form 5500	$32,432,468	$43,276,888

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Employer Identification Number: 98-0047580
Plan Number:  007
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Money Market Fund:
	Mellon Bank	TBC Pooled Employee Daily Liquidity Fund	1,650,587	**	$1,650,587

		Common/Collective Trusts:
	SEI Investments	SEI Stable Asset Fund	6,949,170	**	6,949,170
	State Street Bank and Trust Company	State Street Bank and Trust Company S&P 500 Flagship Securities
		Lending Series C Fund	71,168	**	1,180,030

		Total Common/Collective Trusts			8,129,200

		Mutual Funds:
	Dodge and Cox	Dodge and Cox Stock Fund	34,631	**	2,575,527
	Harbor	Harbor Capital Appreciation Fund	88,633	**	2,065,159
	PIMCO	PIMCO Total Return Fund	160,712	**	1,629,621
	Artisan	Artisan Mid Cap Fund	83,257	**	1,416,202
*	Putnam	American Funds EuroPacific Growth Fund	24,026	**	671,527
	Blackrock	Blackrock Small Capital Growth Equity Fund	31,365		454,161
	Dodge and Cox	Dodge and Cox International Fund	19,448	**	425,915
	UAM Trust Company	UAM/ICM Small Company Fund	20,685	**	382,257
	Wells Fargo	Wells Fargo Advantage C&B Mid Cap Fund	33,059	**	347,782
*	Putnam	JP Morgan Investor Balance Fund	1,561	**	14,771

		Total Mutual Funds			9,982,922

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

See accompanying report of independent registered public accounting firm.	18

U.S. BORAX INC. 401(K) PLAN FOR HOURLY EMPLOYEES
Employer Identification Number: 98-0047580
Plan Number:  007
Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year)

December 31, 2008

(a)	(b)	(c)		(d)	(e)
Party in			Number of		Current
Interest	Identity of Issue	Description of Investment	Units	Cost	Value

		Synthetic Guaranteed Investment Contracts:
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 4.24%	152,735	**	$2,542,812
	Monumental Life Insurance Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 4.24%	66,008	**	1,147,035
	Monumental Life Insurance Company	Synthetic GIC, Dwight Intermediate Core Plus,
		no specified maturity date, 4.24%	54,005	**	771,978

	State Street Bank and Trust Company	Synthetic GIC, Dwight Managed Target 2, no specified maturity date, 4.18%	146,292	**	2,435,550
	State Street Bank and Trust Company	Synthetic GIC, Dwight Managed Target 5, no specified maturity date, 4.18%	63,132	**	1,097,066
	State Street Bank and Trust Company	Synthetic GIC, Dwight Intermediate Core Plus,
		no specified maturity date, 4.18%	54,005	**	771,978

		Total Synthetic Guaranteed Investment Contracts			8,766,419

		Common Stock:
*	Rio Tinto plc ADRs	Common Stock	13,402	**	1,191,615

*	Various participants	Participant loans (maturing 2009 to 2021 at interest rates
		ranging from 5.0% to 9.5%)	359	**	2,709,715

*	Putnam	Pending Account		**	2,010

		Total Investments			$32,432,468

* denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

See accompanying report of independent registered public accounting firm.	19

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. BORAX INC. 401(k) PLAN FOR HOURLY EMPLOYEES

By:	/s/ Chad Anderson
Name: Chad Anderson
General Manager Human Resources Americas - Rio Tinto Minerals
Rio Tinto America Benefits Compliance Committee

Date: June 29, 2009

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm